Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 11, 2018

On September 11, 2018, Unilever N.V. and Unilever PLC sent the following letter to the Investor Forum:

Dear Simon and Andy,

Thank you for visiting our offices to discuss our Simplification proposal. We were pleased to have the opportunity to talk with the Investor Forum and found our meeting very constructive. As discussed, we’re following up with a note which covers the matters you raised and which we covered at the meeting.

As you know we have engaged extensively with shareholders and have so far discussed Simplification at over 150 meetings since our announcement. We will continue to meet with shareholders on this matter until the EGMs take place towards the end of October.

Rationale for the proposed change

Improved Governance:

For the first time, one share will mean one vote, with all shareholders of the new parent company, “New Unilever NV”, voting on the same basis and as a single class of shareholders with a single set of rights for all. On or prior to Simplification we will cancel the NV preference shares, terminate the depositary receipt structure and close the Trust Office, which can currently exercise the votes of all depositary receipt holders who do not give voting instructions.

Additional shareholder rights will be included, such as a lower overall threshold for proposing resolutions (including the ability to propose the appointment or removal of directors) and there will be a single set of rights for all shareholders instead of the current position of having different thresholds for PLC and NV shareholder votes.  We will not have any defensive mechanisms (such as protective foundations or “stichtingen” as used by some Dutch companies), and no ability to put such devices in place without shareholder approval. These proposals will further strengthen Unilever’s governance. For the first time, the whole of Unilever will be subject to the UK Listing Rules, as New NV will seek a premium listing in London. The Class 1, Class 2 and Related Party Rules will therefore apply, providing further shareholder protections for all shareholders.

Greater Strategic Flexibility:

The proposal will provide Unilever with greater flexibility for strategic portfolio change. Our experience from the Spreads disposal was that a demerger to shareholders of part of our portfolio is extremely difficult from a dual-parent structure. Large-scale equity settled acquisitions would be easier under a single parent structure, with one class of share and one pool of liquidity, and would be more tax efficient for US shareholders. However, we must stress that no such transactions are currently contemplated or under consideration.

Simpler, with a larger single pool of liquidity:

One single parent company will replace our current complex dual parent company structure (which includes cross shareholdings of special shares, interdependent shareholder resolutions from separate voting constituencies, dividend equalization agreements, and mutual guarantees). The single class of shares will be simpler for current and potential shareholders who will no longer have to assess the relative merits of NV shares versus PLC shares before making an investment, and we will have a larger, single, pool of liquidity for all our shares.

Board Process

The Board conducted a review of Unilever’s corporate structure as one of the outcomes of the broader strategic review it carried out in 2017. This review was in-depth and extensive, using external advisers, and considering multiple factors such as legal, tax, regulatory, governance and the impact on shareholders. The Board of Unilever was very closely involved throughout, offering and encouraging challenge before reaching its conclusion.

The Board announced its intention to unify the company in November and subsequently announced the details of the structure in March this year. Other structures were considered as part of this review. However, the Board did not consider that these other structures achieved Unilever’s objectives of simplifying, creating greater strategic flexibility and providing an opportunity to strengthen corporate governance.

Choice of location

Having made the decision to unify, the Board had to choose a location. While the Board gave consideration to a new location other than the UK and the Netherlands, it concluded that it should retain the historical Anglo-Dutch heritage of Unilever. Both the UK and the Netherlands are world class locations for doing business. In making its decision the Board looked at multiple factors such as tax, governance and legal. The Board also took into account the fact that NV is 22% larger than PLC, with NV shares representing 55% of the total market capitalisation of Unilever today; NV shares also currently trade with greater liquidity and at a premium to the PLC shares. Based on these factors the Board chose to recommend incorporating under a new holding company in the Netherlands. The Board also decided, as part of its review, to headquarter and manage our global Homecare and Beauty and Personal Care divisions in London, having previously announced that the Foods and Refreshment Division would be headquartered in the Netherlands.

Index Inclusion

The Board was aware that by choosing to simplify to a single class of shares, it would be likely that Unilever would no longer be included in both the major Euro indices (such as the major EuroSTOXX 50) and the UK indices (such as FTSE 100). While index providers allow the inclusion of each company in a dual-parent structure in two indices, their rules require that a single-headed company be assigned a single nationality. The Board was therefore conscious that after Simplification, Unilever would almost certainly be excluded from either the various Euro indices or the UK indices. In this regard it is worth noting that RELX was not part of the EuroSTOXX 50, because of its size, and therefore did not forfeit inclusion in that index by deciding to unify in the UK.

The board review recognised that individual investors have different mandates, and that some will have more flexibility than others to continue to hold their Unilever shares after simplification. As a result, following the announcement in March, we engaged extensively with FTSE-Russell and suggested Unilever be grandfathered such that 45% of its market capitalisation could remain within the FTSE UK series — a reflection of our history and continued significant presence in the UK. Although Unilever understands that FTSE Russell, after consultation with its major institutional clients, has not yet made a final decision, we believe it is extremely likely that New Unilever NV will be excluded from the FTSE UK series, but given a full weighting in the FTSE Euro indices. Our weighting in many other indices will increase, such as the EuroSTOXX 50 where we will move from being the 10th to the 3rd largest constituent. In many other indices the weighting will be unchanged as both NV and PLC are current constituents and so we are already weighted on a combined basis.

This does not affect the fact that Unilever will seek a premium listing on the LSE and be quoted, and have dividends paid, in GBP. There will also be the benefit that the transfer of interests in shares in the new holding company should ordinarily no longer be subject to Stamp Duty in the UK.

We believe that the enhanced liquidity from one class of shares listed in full on three exchanges, strengthened corporate governance and the premium of the NV shares will, if there is any impact at all on the cost of capital, be positive for shareholders.

Dutch Dividend Withholding Tax (DWT)

Currently the existence of DWT in the Netherlands means that holders of NV shares are subject to a tax on dividends which is reclaimable in some countries (notably the US) but in some is not. The Dutch government has announced that it plans to pass legislation to abolish DWT from 1 January 2020, something for which a number of companies have been lobbying for many years.

In the intervening period between the implementation of Simplification and the abolition of DWT, New Unilever NV will take steps which will enable it to make alternative ‘dividend substitution payments’ to shareholders of New Unilever NV that qualify as repayments of nominal share capital for DWT purposes. Any such dividend substitution payments received by a New Unilever NV shareholder or ADS holder should be treated as income distributions for UK tax purposes with the same UK tax consequences as a dividend.

If DWT is not abolished on 1 January 2020 as anticipated, then these arrangements will continue to be used by New Unilever NV, to enable shareholders to receive dividend substitution payments free of DWT (depending on their elections) for a considerable period of time. Further detail in relation to DWT and the interim arrangements is included in the public documentation which has been published today.

Summary

The Board review process has been rigorous, taking account of many factors.   We believe that the proposal is in the interests of Unilever and its shareholders as a whole, and that it is right for the long-term future of the company.

Yours …

Marijn Dekkers

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the prospectus published today by New Unilever NV and the Group’s filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.  This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

Any purchase of securities of New Unilever NV should only be made on the basis of information contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus contains detailed information about Unilever and its management, as well as financial statements and other financial data. It may be unlawful to distribute the EU Prospectus in certain jurisdictions.

In connection with the reorganisation of Unilever PLC and Unilever NV and their respective group companies (“Simplification”) under a new holding company, New Unilever NV, New Unilever NV has also filed a prospectus with the Securities Exchange Commission in the United States (the “US Prospectus”) with respect to the legal merger of one of its subsidiaries with Unilever NV (the “Dutch Merger”) and Simplification. The US Prospectus is incorporated in the EU Prospectus by reference. The US Prospectus will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares.

New Unilever NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “UK Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC has sent or otherwise disseminated a scheme circular (the “Scheme Document”) and other relevant documents with respect to the UK Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE EU PROSPECTUS AND THE US PROSPECTUS REGARDING THE DUTCH MERGER AND SIMPLIFICATION AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS OR THE US PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE DUTCH MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME DOCUMENT, THE EU PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE UK SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN THEIR ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE INTO THE EU PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE UK SCHEME AND SIMPLIFICATION.

Shareholders and security holders can obtain free copies of the US Prospectus, as well as other filings containing information about New Unilever NV, Unilever PLC and Unilever NV, without charge, at the SEC’s website at www.sec.gov. Shareholders and security holders may obtain the EU Prospectus, the US Prospectus and the Scheme Document, without charge, from Unilever’s website at www.unilever.com/simplification. Shareholders and security holders may also obtain the EU Prospectus, US Prospectus and Scheme Document, without charge, at the offices of Unilever NV (Weena 455, Rotterdam) or may obtain the Scheme Document or EU Prospectus by contacting Computershare on the Shareholder Helpline on 0370 600 3977 if calling from the UK or +44 370 600 3977 if calling from outside the UK. The helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales).